Mail Stop 3720

December 15, 2006

Stefano De Angelis
Chief Financial Officer
TIM Participações S.A.
Avenida das Americas, 3434-7° andar
22640-102 Rio de Janiero, RJ, Brazil

> **Re**: **TIM Participações S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed May 16, 2006**
> **File No. 1-14491**

Dear Mr. De Angelis:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Stefano De Angelis
TIM Participações S.A.
December 15, 2006
Page 2

Form 20-F for Fiscal Year Ended December 31, 2005

Note 9. Related Parties, page F-21

1.   Describe for us in more detail the nature of the related party interconnection
        revenue received from TIM Celular in 2005. It is unclear to us why this revenue
        increased and your interconnection costs decreased as a result of the termination
        of your authorization to provide long-distance services. Please explain these
        transactions with TIM Celular and their impact on the financial statements in
        more detail.

Note 26. Financial Expenses, page F-42

2.   We note that you have recorded financial expenses on handset sales for the years
        ended December 31, 2004 and 2005. Tell us the nature of these expenses.
        Clarify how you have classified them in your US GAAP reporting and explain to
        us your basis in the accounting literature for this policy.

Note 34. Additional disclosures required by US GAAP, page F-67

c. Statements of cash flows, page F-72

3.   We note that you have made significant changes to your statements of cash flows
        for the years ended December 31, 2004 and 2003. Revise to disclose the nature of
        each of these restatements or reclassifications. In addition, tell us your basis in
        the accounting literature for each of these changes.

                                        *   *   *   *

        As appropriate, please amend your Form 20-F and respond to these comments
within 10 business days or tell us when you will provide us with a response. You may
wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments
and provides any requested information. Detailed cover letters greatly facilitate our
review. Please submit your response letter on EDGAR. Please understand that we may
have additional comments after reviewing your amendment and responses to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director